Management’s responsibilities over financial reporting
The Condensed Interim Consolidated Financial Statements of Aya Gold & Silver Inc. (the "Corporation" or "Aya") are the responsibility of the Corporation’s management. The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting" of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and reflect management’s best estimates and judgment based on information currently available at the date the financial statements are available for issuance.
The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.
AYA GOLD & SILVER INC.
1320 Boulevard Graham, Suite 132, Mont-Royal, Quebec, Canada H3P 3C8
Email : info@ayagoldsilver.com | www.ayagoldsilver.com

Condensed Interim Consolidated Statements of Financial Position
(Expressed in thousands of US dollars - unaudited)

	June 30, 2026	December 31, 2025
	$	$
ASSETS
Current
Cash and cash equivalents (Note 16)	182,808	136,322
Trade and other receivables	25,199	33,811
Sales taxes receivable	26,303	22,864
Inventories (Note 4)	45,543	34,595
Prepaid expenses and security deposits	6,163	2,794
Equity instruments investment	290	-
Deposit in trust	-	314
Restricted cash	-	1,750
	286,306	232,450
Non-current
Restricted cash (Note 16)	16,410	16,412
Non-refundable deposits to suppliers	4,891	3,390
Deferred tax assets	3,540	5,187
Investment in associate	6,363	6,969
Property, plant and equipment (Note 5)	247,751	251,973
Exploration and evaluation assets (Note 6)	137,033	115,179
Deferred financing fees	-	173
TOTAL ASSETS	702,294	631,733
LIABILITIES
Current
Accounts payable and accrued liabilities	75,655	69,407
Current portion of long-term debt (Note 7)	28,571	28,571
Income tax payable	34,630	19,898
Balance of purchase price payable	1,596	1,643
Current portion of lease liabilities	666	357
Options contracts (Note 16)	417	174
	141,535	120,050
Non-current
Lease liabilities	2,020	1,009
Long-term debt (Note 7)	55,087	83,606
Asset retirement obligations	3,063	3,244
TOTAL LIABILITIES	201,705	207,909
EQUITY
Share capital (Note 8)	439,944	431,426
Equity reserves	11,691	26,672
Retained earnings (deficit)	38,128	(44,447)
	489,763	413,651
Non-controlling interests	10,826	10,173
TOTAL EQUITY	500,589	423,824
TOTAL LIABILITIES AND EQUITY	702,294	631,733
Contingent liability (Note 20)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.
On behalf of the Board,

Benoit La Salle /s/	Yves Grou /s/
President, CEO, Director	Director

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	1

Condensed Interim Consolidated Statements of Comprehensive Income
(Expressed in thousands of US dollars, except share and per share amounts - unaudited)

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2026	2025	2026	2025
	$	$	$	$
Revenue (Note 11)	96,794	38,615	214,068	72,446
Cost of sales (Note 12)(1)	33,381	29,673	66,894	53,257
Gross profit	63,413	8,942	147,174	19,189
Expenses
General and administrative expenses (Note 13)(2)	7,881	2,939	11,364	5,821
General and administrative expenses – Share-based payments (Note 13)(2)	2,377	4,149	5,068	8,188
Net impairment recovery	-	(3,987)	-	(3,987)
Gain on sale of Amizmiz project	-	(1,828)	-	(1,828)
Operating income	53,155	7,669	130,742	10,995
Net finance income (Note 13)	3,599	3,101	2,665	10,438
Share of loss in associate, net of tax	(245)	(327)	(606)	(327)
Net income before income taxes	56,509	10,443	132,801	21,106
Income tax expense	21,471	1,802	49,234	5,535
Net income	35,038	8,641	83,567	15,571

Net income attributable to
Equity holders of Aya Gold & Silver Inc.	34,588	8,824	82,914	15,754
Non-controlling interests	450	(183)	653	(183)
Net income	35,038	8,641	83,567	15,571

Other comprehensive (loss) income
Items that will subsequently be reclassified to net income
Foreign currency translation adjustment	(6,692)	13,095	(15,965)	14,757
Net change in fair value of equity instruments investment	-	-	(19)	-
Comprehensive income	28,346	21,736	67,583	30,328

Basic income per common share (Note 18)	0.24	0.07	0.58	0.12
Diluted income per common share (Note 18)	0.23	0.06	0.56	0.11
Weighted average number of shares - basic (Note 18)	143,728,187	132,411,701	143,435,559	131,598,544
Weighted average number of shares - diluted (Note 18)	148,402,711	137,929,209	148,054,428	137,132,280
(1) Included in cost of sales is share-based payments expense of $615 and $1,258 during the three and six month periods ended June 30, 2026, respectively ($271 and $575 during the three and six month periods ended June 30, 2025, respectively).
(2) For the three and six month periods ended June 30, 2026, general and administrative expense has been disaggregated as two separate line items, and the comparative financial information has been reclassified to conform to the current year presentation (Note 13). This reclassification has no effect on the 2025 reported net income.
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	2

Condensed Interim Consolidated Statements of Changes in Equity
(Expressed in thousands of US dollars - unaudited)

	Share Capital		Equity Reserves
	Number of issued and outstanding shares	Share capital	Contributed surplus (a)	Accumulated other comprehensive (loss) income (b)	Equity Reserves	(Deficit) retained earnings attributable to equity holders of Aya Gold & Silver Inc.	Non-controlling interests	Total equity
		$	$	$	$	$	$	$
Balance as at December 31, 2025	142,014,007	431,426	39,159	(12,487)	26,672	(44,447)	10,173	423,824
Exercise of share purchase options (Note 8)	1,382,540	4,561	(1,736)	-	(1,736)	-	-	2,825
Share issued for vested units (Note 8)	519,057	3,957	(3,957)	-	(3,957)	-	-	-
Share-based payments expense (Note 9)	-	-	6,696	-	6,696	-	-	6,696
Deferred tax relating to share issue costs	-	-	-	-	-	(339)	-	(339)
	143,915,604	439,944	40,162	(12,487)	27,675	(44,786)	10,173	433,006
Net income	-	-	-	-	-	82,914	653	83,567
Other comprehensive loss	-	-	-	(15,984)	(15,984)	-	-	(15,984)
Comprehensive (loss) income	-	-	-	(15,984)	(15,984)	82,914	653	67,583
Balance as at June 30, 2026	143,915,604	439,944	40,162	(28,471)	11,691	38,128	10,826	500,589

Balance as at December 31, 2024	130,770,053	323,148	26,152	(27,092)	(940)	(75,732)	5	246,481
Exercise of share purchase options (Note 8)	20,000	36	(16)	-	(16)	-	-	20
Share issued for vested units (Note 8)	334,386	2,145	(2,145)	-	(2,145)	-	-	-
Share-based payments expense (Note 9)	-	-	9,276	-	9,276	-	-	9,276
Share issuance (Note 8)	10,767,795	105,218	-	-	-	-	-	105,218
Share issue costs, net of tax of $1,407	-	-	-	-	-	(4,083)	-	(4,083)
	141,892,234	430,547	33,267	(27,092)	6,175	(79,815)	5	356,912
Net income (loss)	-	-	-	-	-	15,754	(183)	15,571
Other comprehensive income	-	-	-	14,757	14,757	-	-	14,757
Comprehensive income	-	-	-	14,757	14,757	15,754	(183)	30,328
Balance as at June 30, 2025	141,892,234	430,547	33,267	(12,335)	20,932	(64,061)	(178)	387,240
a)Contributed surplus reserve records the cumulative amounts of compensation expense recognized under IFRS 2 Share-Based Payment with respect to share purchase options granted, restricted share units, performance share units and deferred share units issued but not yet exercised.
b)Accumulated other comprehensive (loss) income reserve records the gains and losses arising from the translation of the Corporation and its subsidiaries' Financial Statements to the presentation currency.
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	3

Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of US dollars - unaudited)

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2026	2025	2026	2025
Cash flows provided by (used in)	$	$	$	$
OPERATING ACTIVITIES
Net income	35,038	8,641	83,567	15,571
Adjustments for:
Depreciation and depletion of property, plant and equipment (Note 12 and Note 13)	7,757	5,298	14,762	8,978
Share-based payments expense (Note 9)	2,992	4,420	6,326	8,763
Gain on foreign currency translation	(3,458)	(11,883)	(1,660)	(21,735)
Finance costs on long-term debt (Note 13)	2,072	2,524	4,170	5,238
Share of loss in associate (Note 6)	245	327	606	327
Accretion expense (Note 13)	55	44	109	86
Deferred income taxes	386	(5,013)	1,197	(4,101)
Change in fair value of options contracts (Note 16)	(152)	(68)	(224)	(92)
Net impairment recovery	-	(3,987)	-	(3,987)
Gain on sale of Amizmiz project	-	(1,828)	-	(1,828)
Write-down of inventory	-	135	-	135
	44,935	(1,390)	108,853	7,355
Changes in working capital items (Note 17)	3,467	9,177	9,720	8,351
	48,402	7,787	118,573	15,706
INVESTING ACTIVITIES
Net change in restricted cash (Note 7)	-	104	1,750	104
Deposits to suppliers for capital expenditures	(1,438)	(928)	(2,790)	(2,335)
Additions of property, plant and equipment (Note 5 and Note 17)	(9,678)	(8,275)	(12,365)	(15,002)
Additions to exploration and evaluation assets (Note 6 and Note 17)	(10,556)	(3,499)	(24,621)	(11,319)
Deposit in trust	-	-	314	-
Equity investment	-	-	(290)	-
Additions to mining rights	-	(414)	-	(414)
	(21,672)	(13,012)	(38,002)	(28,966)
FINANCING ACTIVITIES
Payment of lease liabilities	(200)	(104)	(370)	(202)
Deferred financing assets	-	(85)	-	(85)
Repayment of long-term debt principal (Note 7)	(15,000)	-	(29,286)	-
Payment of borrowing costs on long-term debt (Note 7)	(602)	-	(5,679)	(4,626)
Proceeds from exercise of share purchase options (Note 9)	523	-	2,825	20
Proceeds from share issuance	-	105,218	-	105,218
Share issue costs	-	(5,490)	-	(5,490)
	(15,279)	99,539	(32,510)	94,835
Effect of exchange rate changes on cash in foreign currencies	(313)	1,199	(1,575)	1,313
Net change in cash and cash equivalents	11,138	95,513	46,486	82,888
Cash and cash equivalents, beginning of period	171,670	18,319	136,322	30,944
Cash and cash equivalents, end of period	182,808	113,832	182,808	113,832
Supplemental cash flow information (Note 17)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	4

Notes to Condensed Interim Consolidated Financial Statements
June 30, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)

1. GENERAL INFORMATION
Aya Gold & Silver Inc. (“Aya” or the “Corporation”) is a Canadian-based precious metals mining corporation active across the full mining lifecycle; from discovery and development through to production. The Corporation operates in Morocco.
Aya’s flagship asset is the Zgounder Silver Mine, recognized for its rare, high-grade silver mineralization. The mine is located along the Anti-Atlas fault, one of North Africa’s most geologically rich and underexplored regions, known for hosting world-class silver, gold, and base metal deposits. Aya also owns an 85% interest in the Boumadine polymetallic project, which is currently at the exploration and evaluation stage.
Aya is incorporated under the Canada Business Corporations Act; its financial year-end is December 31, and its common shares trade on the Toronto Stock Exchange and the Nasdaq Stock Market under the symbol “AYA”.
2. BASIS OF PRESENTATION
Statement of compliance
The consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
The Board of Directors approved and authorized for issue these consolidated financial statements on August 13, 2026.
Basis of measurement
The consolidated financial statements have been prepared on a historical cost basis, except for:
(i)Option contracts, which are accounted for at fair value;
(ii)Share-based payment arrangements, which are measured at fair value on grant date;
(iii)Asset retirement obligations, which are measured at the discounted estimated cost of future remediation;
(iv)Lease liabilities, which are initially measured at the present value of minimum lease payments;
(v)Non-controlling interest which is initially measured at the proportionate share of the acquiree’s identifiable net assets as at the date of acquisition;
(vi)Investment in an associate: the Corporation accounts for its investment in an associate using the equity method. Under the equity method, the Corporation’s investment in associate is initially recognized at cost and subsequently increased or decreased to recognize the Corporation's share of net income/loss and other comprehensive income/loss of the investee, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the investee's reserves, and for impairment losses after the initial recognition date. The Corporation's share of earnings or losses of its investee is recognized in the Corporation’s statement comprehensive income during the year; and
(vii)Equity instruments investment, which is measured at fair value using quoted market prices in active markets and the changes in fair value are accounted for in other comprehensive income pursuant to an election made by the Company for equity instruments investment that is not held for trading purposes.
3. MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS
Consolidation, functional and presentation currency
The functional currency of Aya is the Canadian dollar. The functional currency of the Corporation and its subsidiaries have remained unchanged during the reporting year. The Corporation’s presentation currency is the US dollar.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	5

Notes to Condensed Interim Consolidated Financial Statements
June 30, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
3. MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS (continued)
Material accounting policies
These condensed interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2025 except for this accounting policy that was adopted during the period ended June 30, 2026.
Performance share units ("PSU")
The Corporation grants PSUs to certain officers and employees. PSUs vest over a three-year performance period based solely on the Corporation’s relative performance ranking against a defined peer group, expressed in quartiles over the performance period, with the number of shares issued ranging from 0% to 200% of the PSUs granted.
The fair value of PSUs is determined at the grant date using a Monte Carlo simulation model and is recognized as share-based payments expense over the vesting period, with a corresponding increase to contributed surplus. The grant date fair value reflects the probability-weighted outcome of the market-based performance condition. The valuation also incorporates market-based modifiers, including the impact of the Corporation’s share price performance over the performance period, where applicable. Accordingly, share-based payments expense is not adjusted for actual performance outcomes. The expense is adjusted only for estimated forfeitures.
Upon vesting, the amount previously recognized in contributed surplus is reclassified to share capital.
4. INVENTORIES

	June 30, 2026	December 31, 2025
	$	$
Mining supplies	21,721	20,549
Silver ingots	4,109	3,809
Silver & gold concentrate	486	93
Silver in circuit	963	700
Ore stockpile	18,264	9,444
	45,543	34,595

For the three and six month periods ended June 30, 2026, the Corporation recognized $27,232 and $55,269, respectively ($28,440 and $49,404 for the three and six month periods ended June 30, 2025, respectively) of inventory costs in cost of sales.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	6

Notes to Condensed Interim Consolidated Financial Statements
June 30, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
5. PROPERTY, PLANT AND EQUIPMENT
The majority of properties, plant and equipment are located in Morocco and are related to the Zgounder mine.

	Mining equipment	Mining assets in production	Assets under construction	Right-of-use assets	Total
	$	$	$	$	$
Cost
As at December 31, 2025	13,005	271,323	10,008	2,005	296,341
Additions	322	3,539	12,556	1,701	18,118
Transfers	52	9,167	(9,219)	-	-
Disposals	-	(990)	-	-	(990)
Asset retirement obligations	-	(113)	-	-	(113)
Foreign exchange	(384)	(8,004)	(341)	(94)	(8,823)
As at June 30, 2026	12,995	274,922	13,004	3,612	304,533

Accumulated depreciation and depletion
As at December 31, 2025	5,016	38,428	-	924	44,368
Depreciation and depletion	729	13,884	-	320	14,933
Disposals	-	(990)	-	-	(990)
Foreign exchange	(158)	(1,337)	-	(34)	(1,529)
As at June 30, 2026	5,587	49,985	-	1,210	56,782
Net carrying amounts
At December 31, 2025	7,989	232,895	10,008	1,081	251,973
At June 30, 2026	7,408	224,937	13,004	2,402	247,751
Assets under construction at June 30, 2026 are located in Morocco and represent expenditures for the construction and development of assets which the Corporation expects to put into production by the end of 2026.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	7

Notes to Condensed Interim Consolidated Financial Statements
June 30, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
6. EXPLORATION AND EVALUATION ASSETS AND INVESTMENT
During the six-month period ended June 30, 2026, changes in exploration and evaluation assets were as follows:

June 30, 2026
$
Rights on mining properties
Balance, beginning of the period	6,792
Foreign exchange	(269)
Balance, end of the period	6,523

Deferred exploration and evaluation expenses
Balance, beginning of the period	108,387
Additions:
Drilling, sampling, geology, and others	24,844
Capitalized borrowing costs	851
Foreign exchange	(3,572)
Balance, end of the period	130,510

Total	137,033
All exploration and evaluation assets are located in Morocco and relate to the Boumadine, Imiter Bis, Azegour, Tirzzit, and Zgounder Regional projects. The following schedule represents the Corporation’s exploration and evaluation expenses by property:

	June 30, 2026
	Boumadine	Zgounder Regional	Tirzzit	Others	Total
	$	$	$	$	$
Opening Balance	99,155	9,782	4,743	1,499	115,179
Drilling, sampling, geology, and others	24,409	435	-	-	24,844
Capitalized borrowing costs	851	-	-	-	851
Foreign exchange	(3,338)	(302)	(164)	(37)	(3,841)
Closing Balance	121,077	9,915	4,579	1,462	137,033

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	8

Notes to Condensed Interim Consolidated Financial Statements
June 30, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
7. LONG-TERM DEBT
European Bank for Reconstruction and Development loan - Zgounder Expansion
On January 19, 2023, the Corporation entered into a credit agreement for a secured project financing loan with the European Bank for Reconstruction and Development (the “EBRD Loan”) to provide financing for the Zgounder expansion of up to $100,000.
The loan consists of a $92,000 loan provided by the EBRD (“EBRD Tranche”) and an $8,000 tranche (pari-passu with the EBRD) by the Climate Investment Funds (“CTF”) (“CTF Tranche”), managed by the EBRD. Amounts borrowed under the loan incur interest at a rate of SOFR plus 5% for the EBRD Tranche and 1% for the CTF Tranche. Payments are made bi-annually on January 19 and July 19. The loan's first principal payment was paid in January as per the loan agreement.
The EBRD Loan is guaranteed by the Corporation and secured by the assets of the Corporation and pledges of the securities of the Corporation's subsidiary, ZMSM. The loan is subject to adherence to financial and non-financial covenants. As at June 30, 2026, ZMSM was in compliance with its financial covenants.
On January 20th, 2026, financial completion, as defined in the EBRD Loan was declared, liberating the cost overrun account and replaced with a debt service reserve account of a fixed amount of $16,250 for the duration of the loan, which continues to be classified as restricted cash.
European Bank for Reconstruction and Development loan - Boumadine project
On June 23, 2025, the Corporation entered into another separate credit agreement for a corporate financing loan with EBRD for up to $25,000 to fund the exploration and development activities at the Boumadine project (the "Boumadine Loan"). Amounts borrowed under the loan incur interest at a rate of SOFR plus 5% per annum, with interest payable semi-annually on January 19 and July 19. The Boumadine Loan was unsecured.
During Q2-2026, the Corporation voluntarily repaid the Boumadine Loan in full prior to its contractual maturity date. The repayment included the outstanding principal of $15,000, together with a prepayment fee of $450 and unwinding costs of $23, which were recognized in finance costs. Accordingly, no amounts were outstanding under the loan as at June 30, 2026.
Both loans have been recorded at amortized cost, net of transaction costs, and are accreted to face value over the life of the debt instruments using the effective interest rate method.

	June 30, 2026	December 31, 2025
	$	$
Balance, beginning of the period	116,708	99,928
Drawdown in cash	-	15,000
Repayment of debt principal	(29,286)	-
Payments of interest and fees	(5,679)	(9,002)
Interest expense	5,021	10,990
Transaction costs	-	(208)
Balance, end of the period	86,764	116,708
Current portion of long-term debt	(28,571)	(28,571)
Interest payable and commitment charges, presented in accounts payable and accrued liabilities	(3,106)	(4,531)
Long-term debt	55,087	83,606
The contractual repayments of principal related to the long-term debt for the forthcoming years, excluding interest:

	Carrying Amount	Contractual cash flows	2026	2027	2028	2029
	$	$	$	$	$	$
Long-term debt (excluding interest)	83,658	85,714	14,285	28,571	28,571	14,287

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	9

Notes to Condensed Interim Consolidated Financial Statements
June 30, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
8. SHARE CAPITAL
Authorized
Unlimited number of common shares without par value.
Common Shares
As at June 30, 2026, the Corporation had 143,915,604 issued and outstanding common shares (December 31, 2025 - 142,014,007).
Transactions during the six-month period ended June 30, 2026:
•A total of 1,217,540 (of which 1,117,540 by directors and officers of the Corporation) share purchase options were exercised at a strike price of C$1.43 for total proceeds of C$1,741 ($1,246) and ascribed value reclassification of C$1,432 ($1,025) from contributed surplus to share capital.
•A total of 130,000 share purchase options were exercised at a strike price of C$15.63 for total proceeds of C$2,032 ($1,461) and ascribed value reclassification of C$854 ($614) from contributed surplus to share capital.
•A total of 35,000 share purchase options were exercised by a director of the Corporation at a strike price of C$4.75 for total proceeds of C$166 ($118) and ascribed value reclassification of C$137 ($97) from contributed surplus to share capital.
•A total of 388,102 common shares were issued upon vesting of restricted share units during the period at an issued average price of C$10.62 for an ascribed value reclassification of C$4,123 ($2,964) from contributed surplus to share capital.
•A total of 130,955 common shares were issued upon vesting of deferred share units during the period at an issued price of C$10.67 for an ascribed value reclassification of C$1,398 ($993) from contributed surplus to share capital.
During the period in which the options were exercised, the Corporation’s minimum share price was C$22.85 ($16.43) while the maximum was C$28.12 ($19.92).
Transactions during the six-month period ended June 30, 2025:
•A total of 20,000 share purchase options were exercised at a strike price of C$1.43 for total proceeds of C$29 ($20) and ascribed value reclassification of C$23 ($16) from contributed surplus to share capital.
•A total of 322,386 common shares were issued upon vesting of restricted share units during the period at an issued average price of C$8.96 for an ascribed value reclassification of C$2,889 ($2,061) from contributed surplus to share capital.
•A total of 12,000 common shares were issued upon vesting of deferred share units during the period at an issued price of C$10.00 for an ascribed value reclassification of C$120 ($84) from contributed surplus to share capital.
•On June 18, 2025, the Corporation closed its bought deal financing and issued 10,767,795 common shares at a price of C$13.35 per share for total consideration of C$143,750 ($105,218).
During the period in which the options were exercised, the Corporation’s minimum share price was C$8.96 ($6.29) while the maximum was C$13.26 ($9.70).

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	10

Notes to Condensed Interim Consolidated Financial Statements
June 30, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
9. SHARE-BASED PAYMENTS
The outstanding share purchase options and their exercise price in Canadian dollars as at June 30, 2026 and as at December 31, 2025 are summarized as follows:

	Six-month period ended		Year ended
	June 30, 2026		December 31, 2025
	Number	C$ (1)	Number	C$ (1)
Balance, beginning of the period	10,069,451	9.30	9,589,451	9.02
Granted	-	-	500,000	14.45
Exercised	(1,382,540)	2.85	(20,000)	1.43
Balance, end of the period	8,686,911	10.33	10,069,451	9.30
Exercisable	4,853,578	6.26	6,236,118	5.51
(1)Weighted average exercise price in Canadian dollars.
The following table reflects the share purchase options that could be exercisable for an equal number of common shares:

	June 30, 2026
Expiry Date	Number outstanding	Number exercisable	Exercise price C$
July 1, 2030	2,903,944	2,903,944	1.43
March 3, 2031	324,667	324,667	4.75
May 12, 2031	88,300	88,300	7.69
August 23, 2034	4,870,000	1,536,667	15.63
November 10, 2035	500,000	-	14.45
	8,686,911	4,853,578

	December 31, 2025
Expiry Date	Number outstanding	Number exercisable	Exercise price C$
July 1, 2030	4,121,484	4,121,484	1.43
March 3, 2031	359,667	359,667	4.75
May 12, 2031	88,300	88,300	7.69
August 23, 2034	5,000,000	1,666,667	15.63
November 10, 2035	500,000	-	14.45
	10,069,451	6,236,118
Share-based payments expense of $2,094 and $4,208 were recognized during the three and six month periods ended June 30, 2026, respectively ($3,571 and $7,013 during the three and six month periods ended June 30, 2025, respectively) included in the following line items:

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	11

Notes to Condensed Interim Consolidated Financial Statements
June 30, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
9. SHARE-BASED PAYMENTS (continued)

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2026	2025	2026	2025
	$	$	$	$
General and administrative expenses	1,482	3,165	2,978	6,216
Cost of sales	490	196	985	384
Property, plant and equipment	-	59	-	116
Exploration and evaluation assets	122	151	245	297
	2,094	3,571	4,208	7,013
Restricted share units ("RSU")
The RSU Plan provides for a maximum number of common shares available combined with the number of common shares issuable under all share compensation arrangements, shall not exceed 10% of the Corporation’s issued and outstanding common shares. The RSUs are time-based awards and all the amount of RSUs granted will vest upon the continuous employment of the Participants on the third anniversaries of the RSU grant, starting from the date of the grant or such other period not exceeding three years determined by the Board of Directors.
The outstanding RSUs as at June 30, 2026 and as at December 31, 2025 are as follows:

	Six-month period ended		Year ended
	June 30, 2026		December 31, 2025
	Number	C$(2)	Number	C$(2)
Balance, beginning of the period	1,186,870	10.76	1,120,750	9.97
Granted	153,496	22.42	413,210	11.47
Settled	(388,102)	10.62	(324,202)	8.96
Forfeited	(12,539)	15.93	(22,888)	10.63
Balance, end of the period	939,725	12.64	1,186,870	10.76
Vested	-	-	-	-
(2)Weighted average fair value in Canadian dollars at grant date.
Share-based payments expense of $719 and $1,698 were recognized during the three and six month periods ended June 30, 2026, respectively, ($832 and $1,715 during the three and six month periods ended June 30, 2025, respectively) as included in the following line items:

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2026	2025	2026	2025
	$	$	$	$
General and administrative expenses	545	709	1,317	1,424
Cost of sales	117	75	252	191
Property, plant and equipment	-	10	-	21
Exploration and evaluation assets	57	38	129	79
	719	832	1,698	1,715
Performance share units ("PSU")
During the six-month period ended June 30, 2026 the Corporation began issuing PSUs designed for the benefit of certain officers and employees. PSUs are issued within the RSU Plan. Eligible participants are entitled to receive shares contingent upon the attainment of specified performance criteria over a vesting period determined by the Board of Directors. The number

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	12

Notes to Condensed Interim Consolidated Financial Statements
June 30, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
9. SHARE-BASED PAYMENTS (continued)
of shares receivable shall be 0% to 200% of the PSUs awarded. The determination of the final number of shares is subject to the relative performance of the Corporation’s share price against that of the selected peers, as established by the relevant performance criteria. The applicable multiplier is determined by the degree to which the established performance objectives have been fulfilled.
PSU grants, when vested, can be settled in cash or common shares at the Corporation's sole discretion. The PSUs are accounted for as equity settled instruments as the Company does not expect any cash settlements.
During the six-month period ended June 30, 2026, the Corporation granted 80,174 PSUs at C$22.95 to officers and employees. The fair value was determined to be $2,128 by using a risk-neutral Monte Carlo simulation based on a correlation to the designated peers. The model used historical share price volatility ranging from 33% to 81% for the group, and a Canadian risk-free annual interest rate of 2.85%. The fair value is being recognized over the vesting period.
The outstanding PSUs as at June 30, 2026 and as at December 31, 2025 are as follows:

	Six-month period ended		Year ended
	June 30, 2026		December 31, 2025
	Number	C$(3)	Number	C$(3)
Balance, beginning of the period	-	-	-	-
Granted	80,174	22.95	-	-
Balance, end of the period	80,174	22.95	-	-
Vested	-	-	-	-
(3) Weighted average fair value in Canadian dollars at grant date.

January 20, 2026

Awards Granted	80,174
Weighted average fair value of awards	26.55 C$
Grant Price	22.95 C$
Volatility	33.2% - 80.9%
Risk Free Rate	2.85%
Dividend Yield	0%
Expected Life	3 years
Share-based payments expense of $99 and $258 were recognized during the three and six month periods ended June 30, 2026, respectively ($nil during the three and six month periods ended June 30, 2025, respectively) as included in the following line items:

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2026	2025	2026	2025
	$	$	$	$
General and administrative expenses	86	-	225	-
Cost of sales	8	-	21	-
Exploration and evaluation assets	5	-	12	-
	99	-	258	-
Deferred share units ("DSU")
The DSU Plan provides for a maximum number of common shares available and reserved for issuance to 10% of the Corporation’s issued and outstanding common shares. All the amount of DSUs granted will be settled on termination of service.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	13

Notes to Condensed Interim Consolidated Financial Statements
June 30, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
9. SHARE-BASED PAYMENTS (continued)
Pursuant to the terms of the DSU Plan, Directors will receive, on the second December after the termination date, common shares of the Corporation issued from treasury. The outstanding DSU’s as at June 30, 2026 and as at December 31, 2025 are as follows:

	Six-month period ended		Year ended
	June 30, 2026		December 31, 2025
	Number	C$(4)	Number	C$(4)
Balance, beginning of the period	424,597	10.78	457,124	9.85
Granted	33,777	21.65	99,430	13.98
Settled	(130,955)	10.67	(131,957)	9.97
Balance, end of the period	327,419	11.95	424,597	10.78
Exercisable	92,189	10.85	-	-
(4) Weighted average fair value in Canadian dollars at grant date.
Share-based payments expense of $264 and $548 were recognized in general and administrative expenses during the three and six month periods ended June 30, 2026, respectively ($275 and $548 during the three and six month periods ended June 30, 2025, respectively).
10. SEGMENTED INFORMATION
All of the Corporation’s operations are within the mining industry and its major products are precious metals ingots and concentrate which are refined or smelted into pure silver and sold to global metal brokers. An operating segment is defined as a component of the Corporation that:
•Engages in business activities from which it may earn revenues and incur expenses;
•Whose operating results are reviewed regularly by the entity’s executive management; and
•For which discrete financial information is available.
For the three and six-month periods ended June 30, 2026 and 2025, the Corporation's operating segments include the production segment, with its Zgounder silver project in Morocco. In 2025, the Corporation started the reclaiming and sale of its historical pyrite stockpile at Boumadine which represents a separate segment in 2025. All other properties are in the "non-producing properties" segment (i.e. referred to as Exploration, evaluation and development segment) for the three and six-month periods ended June 30, 2026 and 2025. Corporate consists primarily of the Corporation’s corporate assets including cash and corporate expenses which are not allocated to operating segments.
Management evaluates segment performance based on segment operating income. Therefore, finance income and expense items and income taxes are not allocated to the segments. Significant information relating to the Corporation’s operating segments is summarized in the tables below.

	June 30, 2026
	Total non-current assets	Total assets	Total liabilities
	$	$	$
Production - Zgounder	252,113	472,678	186,038
Exploration, evaluation and development - Boumadine	121,755	129,421	13,018
Exploration, evaluation and development - Others	15,968	15,977	80
Corporate	26,152	84,218	2,569
Total per consolidated statement of financial position	415,988	702,294	201,705

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	14

Notes to Condensed Interim Consolidated Financial Statements
June 30, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
10. SEGMENTED INFORMATION (continued)

	December 31, 2025
	Total non-current assets	Total assets	Total liabilities
	$	$	$
Production - Zgounder	257,333	386,910	178,390
Exploration, evaluation and development - Boumadine	99,692	102,123	23,464
Exploration, evaluation and development - Others	16,042	16,047	2,165
Corporate	26,216	126,653	3,890
Total per consolidated statement of financial position	399,283	631,733	207,909
As at June 30, 2026, all production and exploration, evaluation and development segments are located in Morocco. Corporate is based in Canada.

Three-month periods ended June 30, 2026 and 2025		Revenue	Cost of sales	G&A expenses	Other operating income	Operating income (loss)
		$	$	$	$	$
Production - Zgounder	2026	90,321	31,428	4,518	-	54,375
	2025	38,615	29,673	935	-	8,007
Exploration - Boumadine	2026	6,473	1,953	39	-	4,481
	2025	-	-	-	-	-
Exploration - Others	2026	-	-	-	-	-
	2025	-	-	-	(5,815)	5,815
Corporate unallocated costs	2026	-	-	5,701	-	(5,701)
	2025	-	-	6,153	-	(6,153)
Consolidated	2026	96,794	33,381	10,258	-	53,155
	2025	38,615	29,673	7,088	(5,815)	7,669

Six-month periods ended June 30, 2026 and 2025		Revenue	Cost of sales	G&A expenses	Other operating income	Operating income (loss)
		$	$	$	$	$
Production - Zgounder	2026	205,095	64,343	5,420	-	135,332
	2025	72,446	53,257	1,700	-	17,489
Exploration - Boumadine	2026	8,973	2,551	64	-	6,358
	2025	-	-	-	-	-
Exploration - Others	2026	-	-	-	-	-
	2025	-	-	50	(5,815)	5,765
Corporate unallocated costs	2026	-	-	10,948	-	(10,948)
	2025	-	-	12,259	-	(12,259)
Consolidated	2026	214,068	66,894	16,432	-	130,742
	2025	72,446	53,257	14,009	(5,815)	10,995
Corporate is mainly unallocated items from the Corporation's head office that comprises of corporate assets (mainly cash and restricted cash), liabilities and expenses for the three and six-month periods ended June 30, 2026 and 2025.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	15

Notes to Condensed Interim Consolidated Financial Statements
June 30, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
11. ADDITIONAL INFORMATION ON THE NATURE OF REVENUE
The following is a breakdown of the nature of revenue included in sales for the three and six-month periods ended June 30, 2026 and 2025.

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2026	2025	2026	2025
	$	$	$	$
Silver ingots	90,621	38,843	205,664	67,717
Silver concentrate	-	-	-	5,410
Pyrite concentrate	6,473	-	8,973	-
Gross revenue from precious metals	97,094	38,843	214,637	73,127
Less: treatment, smelting, and refining costs	(300)	(228)	(569)	(681)
	96,794	38,615	214,068	72,446
The Corporation’s sales are with three clients (2025 – two clients) located in Switzerland.
12. ADDITIONAL INFORMATION ON THE NATURE OF COST OF SALES
The following is a breakdown of the nature of cost of sales for the three and six-month periods ended June 30, 2026 and 2025.

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2026	2025	2026	2025
	$	$	$	$
Production costs	20,151	22,537	41,756	40,893
Share-based payments expense (Note 9)	615	271	1,258	575
Freight outbound	1,999	323	2,880	595
Inventory write-down	-	135	-	135
Royalties	2,904	1,158	6,400	2,173
Depreciation and depletion	7,712	5,249	14,600	8,886
	33,381	29,673	66,894	53,257

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	16

Notes to Condensed Interim Consolidated Financial Statements
June 30, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
13. ADDITIONAL INFORMATION ON THE NATURE OF COMPREHENSIVE INCOME COMPONENTS
The following is a breakdown of the nature of expenses included in general and administrative expenses and finance expense for the three and six-month periods ended June 30, 2026 and 2025.

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
General and administrative expenses	2026	2025	2026	2025
	$	$	$	$
Salaries and benefits	1,494	1,168	3,015	2,297
Consulting fees	538	603	1,230	1,176
Investor relations	435	338	815	615
Depreciation	45	49	162	92
Office	476	302	830	594
Professional fees	4,376	389	4,729	948
Reporting issuer costs	517	90	583	99
General and administrative expenses	7,881	2,939	11,364	5,821
General and administrative expenses - Share-based payments expense (Note 9)	2,377	4,149	5,068	8,188
	10,258	7,088	16,432	14,009

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
Net finance income (expense)	2026	2025	2026	2025
	$	$	$	$
Change in fair value of options contracts	152	68	224	92
Finance costs on long-term debt	(2,072)	(2,524)	(4,170)	(5,238)
Interest income	1,147	298	2,285	807
Gain on foreign exchange	4,427	5,303	4,435	14,863
Accretion expense	(55)	(44)	(109)	(86)
	3,599	3,101	2,665	10,438

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
Expenses recognized for employee benefits (including capitalized amounts)	2026	2025	2026	2025
	$	$	$	$
Salaries and fringe benefits	7,092	5,707	13,560	10,234
Share-based payments (Note 9)	2,912	4,403	6,164	8,728
	10,004	10,110	19,724	18,962

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	17

Notes to Condensed Interim Consolidated Financial Statements
June 30, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
14. CAPITAL MANAGEMENT
The Corporation defines capital as long-term debt and total equity. When managing capital, the Corporation’s objectives are to:
•Ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions;
•Ensure the externally imposed capital requirements relating to debt obligations are being met;
•Increase the value of the Corporation’s assets; and
•Achieve optimal returns to shareholders.
These objectives are achieved by operating its assets efficiently, identifying the right exploration and evaluation projects, adding value to these projects, and ultimately taking them to production or obtaining sufficient proceeds from their disposal. Management adjusts the capital structure as necessary to support the acquisition, exploration and evaluation and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Corporation’s management team to sustain the future development of the business. As at June 30, 2026, managed capital is $573,421 (December 31, 2025 - $525,828) representing long-term debt and total equity before non-controlling interest. To facilitate the management of its capital requirements, the Corporation prepares long-term cash flow projections that consider various factors, including successful capital deployment, general industry conditions and economic factors. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable. There have been no changes in the Corporation’s capital management approach during the period.

	June 30,	December 31
	2026	2025
	$	$
Long-term debt (including current portion)	83,658	112,177
Total equity before non-controlling interest	489,763	413,651
	573,421	525,828
15. FINANCIAL RISK MANAGEMENT
The Corporation is exposed to various financial risks resulting from both its operations and its investment activities. There were no changes to the financial objectives, policies and processes during the three and six-month periods ended June 30, 2026 and 2025. The Corporation’s main financial risks exposure and its financial risks management policies are as follows:
Credit risk
Credit risk refers to the risk of an unexpected loss if a party to a financial instrument fails to meet its contractual obligations. The Corporation’s financial assets exposed to credit risk are primarily composed of cash and cash equivalents, trade and other receivables and restricted cash. The Corporation’s cash, cash equivalents and restricted cash are mostly held with reputable Canadian or Moroccan banks.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	18

Notes to Condensed Interim Consolidated Financial Statements
June 30, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
15. FINANCIAL RISK MANAGEMENT (continued)
Credit risk arises from the possibility that its customers may experience financial difficulties and be unable to fulfil their obligations. The Corporation has a high degree of customer concentration, with more than 95% of its silver and gold ore sales made to a single client, which represents the vast majority of the trade receivables. As a result, in the event that this counterparty becomes insolvent or otherwise unable to meet its payment obligations, the Corporation’s revenues and cash flows could be materially adversely affected. Given the substantial value associated with each delivery, any delay in payment or default could have a significant financial impact, and the Corporation may be required to seek alternative purchasers on less favorable terms. To mitigate such credit risk, the Corporation requires that it is paid the majority of what it is owed on transfer of property and deals with creditworthy counterparties. The Corporation does not rely on external credit ratings, as its counterparties are generally not rated; instead, it obtains and reviews available financial information, including annual audited financial statements, and maintains ongoing communication with its customers to monitor credit risk. As at June 30, 2026, $nil of the trade receivables were overdue by more than 30 days (2025 – $nil). In management's opinion, the maximum credit risk exposure for all of the Corporation's current financial assets is the carrying value of those assets.
Commodity price risk
The Corporation’s profitability is exposed to commercial risks notably those linked to the price of silver and gold. The Corporation does not have financial instruments to hedge exposures to silver and gold price fluctuations.
Liquidity risk
Liquidity risk refers to the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation’s liquidity and operating results may be adversely affected if the Corporation’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Corporation. The organization has instituted a comprehensive planning and budgeting process designed to ascertain the financial resources necessary to sustain its standard operational requirements and developmental initiatives. Over the years, the Corporation generates cash flow from its financing activities.
As part of its $100,000 financing with EBRD (Note 7), the Corporation is required to maintain $16,250 in restricted cash for a debt service reserve account.
The Corporation currently intends to take into account the anticipated cash flows generated from operational activities to contribute to its business commitments.
The following are the contractual maturities of financial liabilities and other liabilities, including interest payable that is included in accounts payable as at June 30, 2026:

	Carrying Amount	Contractual cash flows	0-12 months	12-24 months	More than 24 months
	$	$	$	$	$
Accounts payable & accrued liabilities	75,655	75,655	75,655	-	-
Long-term debt (excluding interest) (Note 7)	83,658	85,714	28,571	28,571	28,572
Balance of purchase price payable	1,596	1,596	1,596	-	-
Lease liabilities	2,686	3,042	805	724	1,513
	163,595	166,007	106,627	29,295	30,085

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	19

Notes to Condensed Interim Consolidated Financial Statements
June 30, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
15. FINANCIAL RISK MANAGEMENT (continued)
The following are the contractual maturities of financial and other liabilities as at December 31, 2025:

	Carrying Amount	Contractual cash flows	0-12 months	12-24 months	More than 24 months
	$	$	$	$	$
Accounts payable & accrued liabilities	69,407	69,407	69,407	-	-
Long-term debt (excluding interest) (Note 7)	112,177	115,000	28,571	43,571	42,858
Balance of purchase price payable	1,643	1,643	1,643	-	-
Lease liabilities	1,366	1,567	427	336	804
	184,593	187,617	100,048	43,907	43,662
Foreign currency risk
In the normal course of operations, the Corporation is exposed to currency risk due to business transactions in foreign countries denominated in a currency other than the functional currency of each entity in the group, being the Canadian dollar for all the entities within the consolidated group except for AGSM, ZMSM, BGM and AGS, for which the functional currency is the Moroccan dirham and for AGS Group Services for which the functional currency is the US dollar.
Foreign currency denominated financial assets and liabilities which expose the Corporation to currency risk are presented below.
The Corporation enters into option contracts to mitigate some of the risk of fluctuations in the exchange rate of its holdings of US dollars. Changes in the fair value of the contracts and the corresponding gains or losses are recorded quarterly and are included in the fair value adjustment on option contracts on the consolidated statement of comprehensive income (loss). Management does not apply hedge accounting. The Corporation’s management strategy is to reduce the risk of fluctuations associated with foreign exchange rate changes. The foreign currency option contracts are held to maturity and are either exercised for a net profit or loss; or expire at no obligation to the Corporation.
The fair value of option contracts, which represents the amount that would be received/(paid) by the Corporation if the contracts were terminated at June 30, 2026 was $(417) (December 31, 2025 - $(174)).
Balances in the table below are denominated in US dollars, the presentation currency of the Corporation:

June 30, 2026	USD	EUR	CAD	MAD	Others	Total
	$	$	$	$	$	$
Cash and cash equivalents	124,150	16	21	-	4	124,191
Restricted cash	16,250	-	-	-	-	16,250
Trade and other receivables	24,669	-	-	-	-	24,669
Current portion of long-term debt	(28,571)	-	-	-	-	(28,571)
Long-term debt	(57,143)	-	-	-	-	(57,143)
Accounts payable and accrued liabilities	(4,355)	(675)	(465)	-	(1,900)	(7,395)
Balance of purchase price payable	-	-	-	(1,596)	-	(1,596)
	75,000	(659)	(444)	(1,596)	(1,896)	70,405

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	20

Notes to Condensed Interim Consolidated Financial Statements
June 30, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
15. FINANCIAL RISK MANAGEMENT (continued)

December 31, 2025	USD	EUR	CAD	MAD	Others	Total
	$	$	$	$	$	$
Cash and cash equivalents	65,408	8	-	-	-	65,416
Restricted cash	18,000	-	-	-	-	18,000
Trade and other receivables	32,504	-	-	-	-	32,504
Current portion of long-term debt	(28,571)	-	-	-	-	(28,571)
Long-term debt	(86,429)	-	-	-	-	(86,429)
Accounts payable and accrued liabilities	(6,503)	(1,257)	(175)	(22)	(49)	(8,006)
Balance of purchase price payable	-	-	-	(1,643)	-	(1,643)
	(5,591)	(1,249)	(175)	(1,665)	(49)	(8,729)
The impact on net income and equity of a 10% increase or decrease in foreign currencies on the Corporation’s financial instruments based on balances on June 30, 2026 would be approximately $7,041 (December 31, 2025 - $873).
16. FINANCIAL INSTRUMENTS
The classification of financial instruments is summarized as follows, as at June 30, 2026 and 2025:

Financial Assets	Classification	June 30, 2026	December 31, 2025
		$	$
Cash and cash equivalents	Financial assets at amortized cost	182,808	136,322
Trade and other receivables	Financial assets at amortized cost	25,199	33,811
Deposit in trust	Financial assets at amortized cost	-	314
Restricted cash	Financial assets at amortized cost	16,410	18,162
Equity instruments investment	Fair value through other comprehensive income	290	-
		224,707	188,609
As at June 30, 2026, cash equivalents included in cash and cash equivalents was $nil (December 31, 2025 - $10,039).

Financial Liabilities	Classification	June 30, 2026	December 31, 2025
		$	$
Current portion of long-term debt (Note 7)	Financial liabilities at amortized cost	28,571	28,571
Long-term debt (Note 7)	Financial liabilities at amortized cost	55,087	83,606
Accounts payable and accrued liabilities	Financial liabilities at amortized cost	75,655	69,407
Balance of purchase price payable	Financial liabilities at amortized cost	1,596	1,643
Options contracts	Fair value through profit & loss	417	174
		161,326	183,401
Fair value of financial instruments
Current financial instruments that are not measured at fair value consist of cash, cash equivalents, trade and other receivables, restricted cash, equity investment, accounts payable and accrued liabilities, balance of purchase price payable and long-term debt. Their carrying values are considered a reasonable approximation of their fair value because of their short-term maturity. The long-term debt is predominantly subject to a variable interest rate. As a result, the carrying value is considered to be its fair value.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	21

Notes to Condensed Interim Consolidated Financial Statements
June 30, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
16. FINANCIAL INSTRUMENTS (continued)
Current financial instruments that are measured at fair value consist of equity instruments investment and options contracts.
Fair value hierarchy
The following table classifies financial assets and liabilities that are recognized on the consolidated statement of financial position at fair value in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:
Level 1:Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
Level 3:Inputs for the asset or liability that are not based on observable market data.

As at June 30, 2026, the following represents the classification of instruments measured at fair value :

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Option contracts	-	(417)	-	(417)
Equity instruments investment	290	-	-	290
As at December 31, 2025, the following represents the classification of instruments measured at fair value :

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Option contracts	-	(174)	-	(174)
The Corporation’s foreign currency option contracts are not traded in active markets. The fair value of these instruments has been determined using observable forward exchange rates. The effects of non-observable inputs are not significant for foreign contract positions.
The Corporation’s equity instruments investment is measured at fair value, determined based on quoted market prices for the underlying security traded in an active market at the reporting date.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	22

Notes to Condensed Interim Consolidated Financial Statements
June 30, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
17. SUPPLEMENTAL CASH FLOW INFORMATION

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2026	2025	2026	2025
	$	$	$	$
Trade and other receivables	(7,054)	212	7,784	(9,300)
Sales taxes receivable	(800)	(4,152)	(4,161)	(3,920)
Income tax receivable	-	1,482	-	3,597
Inventories	(10,427)	(3,850)	(12,136)	(3,009)
Prepaid expenses and security deposits	(557)	(2,145)	(3,515)	(1,706)
Accounts payable and accruals	7,681	12,741	6,187	17,467
Income tax payable	14,624	4,889	15,561	5,222
Changes in working capital items	3,467	9,177	9,720	8,351
Non-cash transactions
Additions of new lease right-of-use assets	825	-	1,701	83
Addition of new lease liabilities	(825)	-	(1,701)	(83)
Net change in deposits to suppliers for capital expenditures	832	(604)	1,165	1,507
Capitalized asset retirement obligations	140	53	(113)	286
Change in accounts payable and accrued liabilities related to PP&E	(601)	(3,132)	2,887	(7,306)
Change in accounts payable and accrued liabilities related to E&E assets	2,532	2,129	688	3,027
Share-based payments expense in PP&E additions	-	69	-	137
Share-based payments expense in E&E additions	184	189	386	376
Investment in associate	-	7,931	-	7,931

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	23

Notes to Condensed Interim Consolidated Financial Statements
June 30, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
18. INCOME PER COMMON SHARE
Basic income per share is the net income available to common shareholders divided by the weighted average number of common shares outstanding during the period and DSUs. Diluted net income per share adjusts basic net income per share for the effects of potential dilutive common shares such as options and RSUs.
The calculations for basic and diluted income per share for the three and six-month periods ended June 30, 2026 and 2025 are as follows:

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2026	2025	2026	2025
	$	$	$	$
Net income attributed to Aya Gold & Silver Inc. shareholders	34,588	8,641	82,914	15,571
Weighted average number of shares – basic	143,728,187	132,411,701	143,435,559	131,598,544
Impact of dilutive securities
Stock options, RSUs and PSUs	4,674,524	5,517,508	4,618,868	5,533,736
Weighted average number of shares – diluted	148,402,711	137,929,209	148,054,428	137,132,280
Income per share - basic	0.24	0.07	0.58	0.12
Income per share - diluted	0.23	0.06	0.56	0.11
Weighted average number of shares - diluted excludes the effects of 3,833,333 share purchase options as at June 30, 2026 as they were anti-dilutive (June 30, 2025 - 5,000,000 share purchase options were excluded).
19. RELATED PARTY TRANSACTIONS
During the three and six-month periods ended June 30, 2026 and 2025, the following related party transaction occurred in the normal course of operations for management and consulting fees to Groupe Conseils Grou, La Salle Inc., a company owned by the President and Chief Executive Officer of the Corporation, in the amount of $258 and $518 for the three and six month periods ended June 30, 2026, respectively ($233 and $449 for the three and six month periods ended June 30, 2025, respectively). As at June 30, 2026, $250 (December 31, 2025 - $391) was due to that company.
Remuneration of key management personnel of the Corporation
Key management included members of the Board of Directors and executive officers of the Corporation. During the three and six-month periods ended June 30, 2026 and 2025 the remuneration awarded to key management personnel (including the amounts above) was as follows:

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2026	2025	2026	2025
	$	$	$	$
Salaries and benefits	489	472	877	822
Management consulting and professional fees	376	333	746	636
Share-based payments expense*	1,940	3,306	4,116	6,610
	2,805	4,111	5,739	8,068
* Share-based payments expense represent a non-cash expense related to the vesting of equity-based awards granted to directors and executive officers, including share purchase options, restricted share units, performance share units and deferred share units.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	24

Notes to Condensed Interim Consolidated Financial Statements
June 30, 2026 and 2025
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
20. CONTINGENT LIABILITY
In March 2025, Aya sought the enforcement of certain securities it had received in connection with the EPC Agreements before the International Chamber of Commerce. On August 5, 2025, the Corporation received net proceeds of $7,219 in connection with the enforcement of liquidated damages against Duro Felguera S.A. ("DF") from such securities. Subsequent to the disbursement of funds, DF sought to suspend the application and reverse the underlying decision allowing the execution of the performance bonds before different tribunals in Spain. Their action seeking the suspension of the execution in another jurisdiction was rejected on October 22, 2025. The appeal procedure and Aya's response to the appeal have been filed, and the court of appeal dismissed DF’s opposition with costs.
In parallel, on March 31, 2025, Aya received a Request for Arbitration Notice from DF seeking payments under the EPC Agreements of approximately $1,700 and €2,800 as well as declaratory relief as regards to the above mentioned liquidated damages, for a total amount of approximately $13,500. The Request for Arbitration was filed with the International Chamber of Commerce. On April 7, 2026, Aya filed its statement of defense and counterclaim, asserting a full defense against all claims advanced by DF and seeking their dismissal in their entirety, together with an order for payment of damages in the amount of $13,000.
Management has reviewed the facts and circumstances of the case, together with external legal counsel, and believes that it is not probable that the Corporation will be required to repay any portion of the funds received. Accordingly, no provision has been recognized in the consolidated financial statements as at June 30, 2026. However, since the outcome of the appeal and subsequent claim cannot be determined with certainty at this time, any potential repayment, if required, would be recognized in the period in which the obligation becomes probable and can be reliably measured.
"EPC Agreements" mean the multi-currency fixed price EPC contract, composed of a supply agreement and a services agreement, for a total of approximately $78,000 (based on the then applicable exchange rate between Euro, MAD and USD), between ZMSM on one part, and DF and its affiliates on the second part, for the engineering, design, manufacturing, construction, delivery, erection, start-up and commissioning of a new 2,000 tpd processing plant at the Zgounder Silver Mine, entered on November 30, 2022. The EPC Agreements' price is fixed based on the USD, Euro and MAD.
21. SUBSEQUENT EVENT
Acquisition of SA Strategy SARL
Subsequent to the period-end, the Corporation, through its wholly-owned subsidiary Aya International Development Holdings SPV Ltd, completed the acquisition of 100% of the issued share capital of SA Strategy SARL, a Moroccan company holding a portfolio of 21 mining exploitation and exploration licenses located in the Errachidia, Guelmim and Agadir regions of Morocco. Certain customary post-closing administrative formalities in Morocco remain in progress.
Total fixed cash and debt assumption for the transaction was MAD 10 million (equivalent to approximately $1,070). In addition, the sellers are entitled to: (i) MAD 2 million (equivalent to approximately $215) for each 25 Moz silver-equivalent tranche of Measured and Indicated resources established in a future NI 43-101 technical report in respect of the mining titles owned by SA Strategy SARL (the "Mining Titles"); (ii) an amount equal to 1% of the after-tax net present value, as determined in a future NI 43-101 pre-feasibility study in respect of the Mining Titles, payable upon publication of such study; and (iii) a 2% net smelter return royalty on future commercial production from the Mining Titles, of which the first 1% may be repurchased for $5 million and the remaining 1% may be repurchased for a maximum purchase price of $15 million.
Management has preliminarily assessed the transaction as an asset acquisition rather than a business combination under IFRS 3, Business Combinations, as substantially all of the fair value of the gross assets acquired is concentrated in a group of similar identifiable assets comprising the mining licenses, and no organized workforce or substantive processes were acquired.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q2-2026	25